Exhibit (a)(1)

Genentech Special Committee Rejects Roche’s $86.50 Offer as Inadequate

— Special Committee Unanimously Recommends Stockholders Not Tender Shares —

South San Francisco, Calif. – February 23, 2009 – Genentech, Inc. (NYSE: DNA) today announced that a Special Committee of its Board of Directors unanimously recommended that shareholders reject the unilateral tender offer from Roche to acquire all of the outstanding shares of Genentech not owned by Roche for $86.50 cash per share. The Special Committee, after a thorough review with its independent financial and legal advisors, determined that the offer was inadequate and not in the best interests of stockholders, other than Roche and its affiliates.

The Special Committee unanimously recommends that stockholders not tender their shares into Roche’s offer.

“Genentech’s strong projected financial performance implies a valuation substantially in excess of Roche’s offer price,” said Dr. Charles Sanders, Chairman of the Special Committee of Genentech’s Board of Directors. “Our belief in the 2008 Financial Plan stems from the rigor with which it was prepared and updated over a period of more than six months and its neutral stance, being neither conservative nor aggressive. We believe the Plan’s projections are further validated by Genentech’s remarkable past achievements and the strength of its unparalleled research and development organization, its robust and promising product pipeline, and its industry-leading commercial and financial success. We believe Genentech’s exceptional management and team, including its world renowned scientists, can create far more value for stockholders than Roche has offered. Genentech’s track record of industry leading financial results supports our confidence in its future.”

Dr. Sanders added, “Over the past seven months, the Special Committee persistently attempted to work constructively with Roche and we were consistent in our stated willingness to negotiate toward a price that recognizes the full value of Genentech and reflects the significant benefits Roche would enjoy as a result of full ownership. Even after all our efforts, and despite the acknowledgement of additional value as reflected in its advisors’ analyses, Roche refused to increase its original $89 proposal and to engage in productive negotiations with the Special Committee regarding a mutually acceptable valuation. Instead, Roche reduced its offer price to $86.50, a price — like the original $89 offer — that we believe substantially undervalues Genentech. We are disappointed that Roche has chosen not to consider an appropriate price range for Genentech’s minority shares or to constructively negotiate with our Committee, and we must recommend that stockholders not tender their shares as a result.”

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call Genentech’s information agent, Innisfree M&A Incorporated, toll-free at 877-750-9499. (Banks and Brokers may call Innisfree collect at 212-750-5833.)

The Basis for the Special Committee’s recommendation is set forth in Genentech’s Schedule 14D-9, which was filed today with the Securities and Exchange Commission, accompanied by a letter to stockholders. The full text of the letter is attached to this release.

About Genentech

Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

Important Legal Information

In connection with the tender offer commenced by Roche Investments USA Inc. and Roche Holding Ltd (“Roche”), the Company has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. The Company’s stockholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Roche’s tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that the Company has filed with the SEC are available at the SEC’s website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements regarding Genentech’s future financial and operating results and other statements regarding Genentech’s intentions, beliefs, expectations, plans, prospects, or predictions for the future. These forward-looking statements are based on Genentech’s opinions and estimates and involve risks and uncertainties, and the cautionary statements set forth below and those contained in “Risk Factors” in Genentech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 identify important factors that could cause Genentech’s actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, Genentech’s inability to execute its 2008 Financial Plan; regulatory actions or delays; failure to obtain or maintain, or changes to, FDA or other approvals; difficulty in obtaining materials from suppliers; unexpected safety, efficacy or manufacturing issues for Genentech or its contract/collaborator manufacturers; difficulty in enrolling patients in clinical trials; the need for additional data, data analysis or clinical studies; biologic license application (BLA) preparation and decision making; increased capital expenditures, including greater than expected construction and validation costs; product withdrawals or suspensions; competition; efficacy data concerning any of Genentech’s products which shows or is perceived to show similar or improved treatment benefit at a lower dose or shorter duration of therapy; pricing decisions by Genentech or its competitors; Genentech’s ability to protect its proprietary rights; the outcome of, and expenses associated with, litigation or legal settlements; variations in collaborator sales and expenses; Genentech’s indebtedness and ability to pay its indebtedness; fluctuations in contract revenue and royalties; actions by Roche that are adverse to Genentech’s interests; the outcome of, or developments concerning, Roche’s tender offer; decreases in third party reimbursement rates; greater than expected income tax rate; current macro-economic and financial market conditions; the ability of wholesalers to effectively distribute Genentech’s products; inventory write-offs and increased cost of sales; changes in accounting or tax laws or the application or interpretation of those laws; increased R&D, marketing, general and administrative, stock based compensation, environmental and other expenses; and the outcome of any litigation related to the initial $89.00 Roche proposal, Roche’s tender offer or the Special Committee’s recommendation to stockholders. Other than as required by law, including the Securities Exchange Act of 1934, Genentech disclaims and does not undertake any obligation to update or revise any forward-looking statements in this press release.

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February 23, 2009

Dear Fellow Stockholder:

We are writing to you as the Special Committee of Genentech’s Board of Directors. Our committee exists for the sole purpose of representing your interests – the non-Roche owners of Genentech – and we take our responsibility seriously.

As you know, on February 9, 2009 Roche launched a unilateral tender offer to purchase all the common shares of Genentech that it does not already own for a price of $86.50 cash per share – a lower price than its original $89 proposal, which we continue to believe substantially undervalues Genentech.

After exhaustive analysis, assisted by our independent financial and legal advisors, the Special Committee unanimously determined that Roche’s tender offer price of $86.50 is inadequate and not in the best interest of Genentech stockholders, other than Roche and its affiliates.

The Special Committee unanimously recommends that you reject Roche’s offer and not tender your shares into the Roche offer.

Below, we summarize a number of factors the Special Committee considered in reaching our conclusion that Roche’s $86.50 price is inadequate. We also review the rigorous process we followed in a good-faith effort to work constructively with Roche to achieve a price for your shares that recognizes the full value of Genentech and reflects the substantial benefit Roche would enjoy if it were to acquire full ownership. The Special Committee continues to be willing to consider an offer from Roche that meets these objectives.

The Roche Offer Substantially Undervalues Genentech

The Special Committee, with its advisors and with Genentech’s management team, considered many factors in reaching our conclusion that the $86.50 unsolicited tender offer price substantially undervalues the Company. We based our determination on numerous reasons:

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Strong Projected Financial Performance. Genentech’s 2008 Financial Plan implies a valuation substantially in excess of Roche’s tender offer price. The 2008 Financial Plan is based on the most current information available to Genentech. The 2008 Financial Plan was rigorously reviewed by Genentech’s management and the Special Committee, and is believed by the Special Committee to be the best estimate of Genentech’s prospects. For a detailed description of the 2008 Financial Plan, see Item 4 “—2008 Financial Plan” in the accompanying Schedule 14D-9. Our belief in the 2008 Financial Plan projections is also supported by Genentech’s remarkable past achievements, including the strength of its unparalleled research and development organization, its robust and promising product pipeline, and its industry-leading commercial and financial success.

•

Unparalleled Research Success. Genentech’s tradition of, and commitment to, exceptional science serves as the foundation for the successful development and commercialization of new medicines. Genentech’s scientists are among the world’s most respected and they play an important role in the scientific discoveries upon which Genentech’s products are based.

•

Robust and Growing Product Pipeline. Genentech’s integrated approach to research, development and commercialization has created one of the most robust and promising product pipelines in its industry, with Genentech’s historical productivity significantly exceeding industry averages. Genentech has 25 new molecular entities in its clinical development pipeline. Many of these new molecular entities represent new scientific approaches that have the potential to significantly advance the standard of care in diseases with few currently effective therapies. Genentech has approximately 60 Phase II and Phase III clinical trials underway, including many new indications for our marketed products. Genentech had 15 consecutive positive Phase III studies between 2003 and 2006, and Genentech has obtained FDA approval for 15 biologics since 1985, more than any other biotechnology company.

•

Industry-Leading Commercial Success. Genentech’s scientific accomplishments continue to translate into product approvals, including five new medicines in the past six years, and strong market success. Since 1997, Genentech has experienced 11 consecutive years of double-digit revenue growth, and, based on sales, Genentech is the #1 oncology company in the United States.

•

Extraordinary Financial Success. The strength of Genentech’s research and development organization has enabled extraordinary financial success. Genentech’s net income for 2008 was in excess of $3.4 billion, and for the period of 2003 through 2008, Genentech’s compounded annual growth rate in GAAP earnings per share exceeded 40%.

•

Significant Value to Post-2015 Ex-U.S. Commercialization. The exclusive option Genentech granted to Roche in the 1995 Commercialization Agreement to license, develop and commercialize outside of the United States new products that enter our clinical development pipeline expires in 2015. We are under no obligation to extend the term of the option contained in the Commercialization Agreement. The Special Committee believes that Genentech would receive significant value in agreeing to extend the term of the option with Roche or granting the option to a third party, through upfront payments, improvements in the royalty rates or other financial terms, or a combination thereof. Genentech could also choose not to license some or all of the rights and commercialize products outside the U.S. itself. This significant additional value is not accounted for in the 2008 Financial Plan or in the Roche tender offer price.

•

The Offer Price Does Not Reflect the Substantial Benefits of a Business Combination to Roche or the Strategic Importance of the Transaction to Roche. The Special Committee believes there are other substantial benefits to be realized by Roche if it were to acquire full ownership of Genentech, including cost synergies, increased productivity and tax benefits. The Special Committee believes the unsolicited tender offer price does not reflect these significant additional benefits that would accrue to Roche as a result of a transaction. We also believe that Roche’s tender offer price does not reflect its substantial and growing dependence on Genentech’s pipeline and innovation. A substantial majority of Roche’s product pipeline is composed of products under development in collaboration with Genentech.

•

Opinion of Goldman, Sachs & Co. As part of its full and diligent review process, the Special Committee engaged Goldman, Sachs & Co. as its independent financial advisor to evaluate the adequacy of the Roche unsolicited tender offer. Goldman Sachs rendered its opinion to the Special Committee that, as of February 22, 2009, and subject to the factors, assumptions and limitations set forth in Goldman Sachs’ written opinion, the $86.50 price Roche is offering Genentech’s public shareholders (other than Roche and its affiliates) pursuant to the tender offer is inadequate, from a financial point of view, to such holders. Please see the full text of Goldman Sachs’ written opinion, which is set forth in Annex A of the Schedule 14D-9.

The Special Committee Engaged Actively and Openly with Roche to Achieve a Price That Recognizes the Full Value of Genentech and Reflects the Substantial Benefits to Roche

Over the past seven months, the Special Committee persistently attempted to work constructively with Roche and we were consistent in our stated willingness to negotiate toward a price that recognizes the full value of Genentech and reflects the significant benefits Roche would enjoy as a result of full ownership.

To this end, and to appropriately assess Roche’s initial July 2008 proposal, we requested that management prepare the 2008 Financial Plan, incorporating updates of key assumptions from the 2007 LRP, prepared some 15 months ago, and reviewing in detail all critical business, financial, and scientific drivers of Genentech. We determined that the 2008 Financial Plan should be the Company’s best estimate of its prospects and should be neither conservative nor aggressive, using assumptions where the probability-adjusted upsides and downsides are believed to be essentially equal. This approach differs from the annual LRPs, which, as Roche is aware, have a conservative bias because they are used for budgeting purposes, resulting in Genentech’s actual financial results consistently surpassing the targets set forth in past LRPs.

In spite of:

•	the significant and repeated efforts of the Special Committee, its advisors and Genentech’s management to demonstrate that the value of Genentech exceeded the initial $89 proposal,

•	the careful preparation and presentation of the 2008 Financial Plan,

•	our attempts to bridge a portion of the valuation gap through the use of alternative consideration and transaction structures,

•	our willingness to provide Roche with a price at which we would be willing to pursue a transaction, and

•	our continued willingness to negotiate,

Roche was consistently dismissive of these efforts and of the information we provided, and repeatedly refused to increase the price at which it sought to acquire the Shares.

Even after all our efforts, and despite the expressed acknowledgement of additional value as reflected in its advisor’s analyses, Roche not only refused to increase its original $89 proposal and to engage in productive negotiations with the Special Committee regarding a mutually acceptable valuation for the public Shares of Genentech – it reduced its offer price to $86.50.

Enhancing Shareholder Value

The Special Committee continues to believe that Roche’s original $89 price substantially undervalues Genentech. We remain committed to considering a proposal that recognizes the full value of Genentech and reflects the significant benefits that Roche would enjoy as a result of full ownership.

At the same time, Genentech’s uniquely productive ability to develop and commercialize breakthrough new medicines that improve and extend life for millions of patients will continue to fuel its momentum and financial success. The Special Committee is very confident in Genentech’s ability to continue to create and deliver superior value for all of its stockholders.

The Schedule 14D-9 contains a more detailed explanation of the reasons for the Special Committee’s recommendation. We urge you to read it carefully. If you have any questions or need any assistance, please contact our information agent, Innisfree M&A Incorporated, toll-free at 877-750-9499. (Banks and Brokers may call Innisfree collect at 212-750-5833).

We appreciate your support as we work to protect and deliver the full value of your investment in Genentech.

Sincerely,

The Special Committee of the Genentech Board of Directors

Charles A. Sanders, M.D.

Herbert W. Boyer, Ph.D.

Debra L. Reed

This letter contains forward-looking statements. Please review the “Cautionary Note Regarding Forward-Looking Statements” in Item 8 of the Schedule 14D-9 for important information regarding these forward-looking statements.